UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GRAYMARK HEALTHCARE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

389465303

(CUSIP Number)

Marcelo Puiggari, Esq.

General Counsel & VP Legal Services

Foundation HealthCare Affiliates, LLC

14000 N. Portland Ave., Suite 204

Oklahoma City, OK 73134

(405) 608-1735

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Eulalia M. Mack

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 521-5400

July 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 389465303	Page 2 of 7

1	NAMES OF REPORTING PERSONS Foundation Healthcare Affiliates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,500,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 114,500,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.2%*
14	TYPE OF REPORTING PERSON* OO

*	Based upon 163,203,276 shares of the Issuer’s (as defined below) common stock outstanding as of July 22, 2013, as reported in the Issuer’s Current Report on Form 8-K filed on July 26, 2013.

CUSIP No. 389465303	Page 3 of 7

Item 1.	Security and Issuer

The securities covered by this Schedule 13D are shares of common stock, $0.0001 par value, of Graymark Healthcare, Inc., an Oklahoma corporation (the “Issuer”). The Issuer’s principal executive offices are located at 204 N. Robinson Ave., Ste. 400, Oklahoma City, OK 73102.

Item 2.	Identity and Background

This statement is filed by Foundation Healthcare Affiliates, LLC, an Oklahoma limited liability company (the “Reporting Person”). The Reporting Person is a healthcare development and management company operating ambulatory surgery centers and surgical hospitals, with its principal business address at 14000 N. Portland Avenue, Suite 203, Oklahoma City, OK, 73134. Set forth on Schedule I hereto is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organiation in which such occupation or employmet is conducted, of each of the members of the Reporting Person’s Board of Managers and each executive officer of the Reporting Person.

The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3. As described in Item 4, the 114,500,000 shares of common stock that are the subject of this Schedule 13D (the “Shares”) were acquired by the Reporting Person in the Acquisition (as defined below) in exchange for all of the outstanding membership interests of Foundation Surgery Affiliates, LLC and Foundation Surgical Hospital Affiliates, LLC (together the “Companies” or “Foundation”) as well as assets of the Reporting Person related to the businesses of the Companies. The Reporting Person was the sole equity owner of the Companies prior to consummation of the Acquisition. In consideration for the Acquisition, in addition to the issuance of the Shares, the Issuer assumed certain liabilities and obligations of the Reporting Person. In accordance with the Amended Purchase Agreement (as defined below), as further consideration for the equity interests of the Companies, a demand promissory note in the principal amount of $2,000,000 was also issued by the Issuer to the Reporting Company at the closing of the Acquisition (the “Closing”).

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities described in this Schedule 13D in connection with the consummation on July 22, 2013, of the acquisition (the “Acquisition”) by the Issuer through its wholly owned subsidiary, TSH Acquisition, LLC (“Acquisition Sub”), from the Reporting Person of all of the membership interests of the Companies pursuant to the terms and conditions of the Amended and Restated Membership Interest Purchase Agreement, dated as of March 29, 2013, as amended by the First Amendment to Amended and Restated Membership Interest Purchase Agreement, dated as of July 22, 2013, among the Issuer, Acquisition Sub and the Reporting Person (as so amended, the “Amended Purchase Agreement”).

Prior to the completion of the Acquisition, the Reporting Person held all of the equity interests of the Companies. Pursuant to the terms of the Amended Purchase Agreement and effective upon the completion of the Acquisition, the Reporting Person acquired beneficial ownership of the Shares, and the Issuer assumed certain liabilities and obligations of the Reporting Person, as described in Item 3. The Reporting Person acquired such Shares for investment purposes and with the intent to obtain a substantial ownership interest in the Issuer in order to be able to influence the business and management of the Issuer. The Reporting Person disclaims any membership in a group relating to the Issuer. Subject to the information contained in this Item 4 and Item 6, which is incorporated by reference into this Item 4, depending upon market conditions and other factors that the Reporting Person deems material, after the date of this Schedule 13D the Reporting Person may purchase additional shares of common stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of common stock (including the Shares) or other securities of the Company that the Reporting Person now owns or hereafter may acquire.

The Amended Purchase Agreement provides that at or prior to the Closing, the Issuer’s Board of Directors would appoint Mr. Thomas Michaud, Chief Executive Officer of the Reporting Person, and up to six other directors designated by the Reporting Person to serve until the next annual meeting of the Issuer following the Closing. In accordance therewith, concurrently with the Closing, Ms. Jamie Hopping and Dr. S. Edward Dakil resigned from the Board of Directors of the Issuer and the Board of Directors appointed Mr. Michaud and Dr. Robert Moreno, the Reporting Person’s designee, to fill the vacancies created thereby. The remaining four directorships continue unchanged. The Amended Purchase Agreement also provides that Mr. Michaud will be appointed Chairman. Inherent in his Board membership and in such position, Mr. Michaud will participate in and influence the affairs of the Issuer. In addition, the Reporting Person also may participate in and influence the affairs of the Issuer through the exercise of voting rights with respect to the beneficial ownership of the Shares. The Reporting Person has no registration rights.

CUSIP No. 389465303	Page 4 of 7

Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions. The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as it may determine.

Item 5.	Interest in Securities of the Issuer.

The disclosures in Item 4 above are incorporated by reference into this Item 5. The Reporting Person is the beneficial owner of the Shares, constituting approximately 70.2% of the Issuer’s outstanding shares of common stock. Such percentage is based upon 163,203,276 shares of the Issuer’s common stock outstanding as of July 22, 2013, as reported in the Issuer’s Current Report on Form 8-K filed on July 26, 2013. The Reporting Person has sole power to vote and direct the vote of all Shares.

Except in connection with the acquisition of the Shares described in Items 4 and 5 of this Schedule 13D, the Reporting Person has not effected any transactions in the Issuer’s common stock during the sixty days prior to the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between Reporting Person and any other person with respect to the Shares beneficially owned by the Reporting Person.

Item 7.	Materials to be Filed as Exhibits

1.	Amended and Restated Membership Interest Purchase Agreement, dated March 29, 2013, among the Issuer, Acquisition Sub and the Reporting Person (filed by the Issuer with the Securities and Exchange Commission on April 2, 2013, as Exhibit 2.1 to the Issuer’s Current Report on Form 8–K and incorporated herein by reference).

2.	First Amendment to Amended and Restated Membership Interest Purchase Agreement, dated July 22, 2013, among the Issuer, Acquisition Sub and the Reporting Person (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2013

FOUNDATION HEALTHCARE AFFILIATES, LLC

By:	/s/ Robert M. Byers
Name: Robert M. Byers
Title: President

Schedule I

Members of the Board of Managers and Executive Officers of

Foundation HealthCare Affiliates, LLC

July 31, 2013

Members of Board of Managers; Citizenship	Address	Principal Occupation	Shares of Issuer Common Stock
Thomas A. Michaud USA	Suite 204 14000 N. Portland Ave. Oklahoma City, OK 73134	Chief Executive Officer and Chairman of the Board of the Reporting Person; Chairman of the Board of the Issuer	None

Robert M. Byers USA	Suite 204 14000 N. Portland Ave. Oklahoma City, OK 73134	President of the Reporting Person	None

Richard Zahn USA	Suite 204 14000 N. Portland Ave. Oklahoma City, OK 73134	Owner and Managing Director, RLZ Consulting	None

Victor Samuels USA	Suite 204 14000 N. Portland Ave. Oklahoma City, OK 73134	Chairman Emeritus, Victory Packaging, Inc.	None

Warren Cross, M.D. USA	Suite 204 14000 N. Portland Ave. Oklahoma City, OK 73134	Founder, Warren Cross and Associates, The Laser Vision Center and Cross Eye Centers	None

Executives; Citizenship	Address	Principal Occupation	Shares of Issuer Common Stock

Thomas A. Michaud USA	See information above	See information above	See information above

Robert M. Byers USA	See information above	See information above	See information above

Exhibit Index

Exhibit 1.	Amended and Restated Membership Interest Purchase Agreement, dated March 29, 2013, among the Issuer, Acquisition Sub and the Reporting Person (filed by the Issuer with the Securities and Exchange Commission on April 2, 2013, as Exhibit 2.1 to the Issuer’s Current Report on Form 8–K and incorporated herein by reference).

Exhibit 2	First Amendment to Amended and Restated Membership Interest Purchase Agreement, dated July 22, 2013, among the Issuer, Acquisition Sub and the Reporting Person (filed herewith).